Exhibit 10.1
Offer Letter

1625 Sharp Point Drive
Fort Collins, Colorado 80525 USA
Fax 970/221-5583
Main 970/221-4670

April 8, 2015

VIA ELECTRONIC MAIL
Thomas Liguori
34312 Amber Lantern
Dana Point, CA 92629

Dear Tom:
We are extremely pleased to offer you the position of Executive Vice President & Chief Financial Officer of Advanced Energy Industries, Inc. (the “Company” or “Advanced Energy”) on the terms set forth in this offer letter. Based on our discussions, you would start with AE on May 18, 2015 (the “Start Date”), with your office located at the Company’s world headquarters located at 1625 Sharp Point Drive, Fort Collins, Colorado. As discussed, we plan to announce your decision to join the Company shortly after your acceptance of this offer letter and completion of applicable background checks.
Base Salary. Your salary will be $400,000 on an annualized basis and will be paid semi-monthly, less applicable taxes, deductions and withholdings, and is subject to annual review.
Incentive Compensation. In addition to the above base salary, you will be eligible for discretionary short- and long-term incentive as outlined below.

2015 Short-Term Incentive Plan (“2015 STIP”). The 2015 STIP provides for a 2015 target cash incentive percentage for this position of 60% of your annual base salary. Payout will be dependent on the Company’s financial performance and your continued active employment with the Company in your position through the date that the incentive award is paid. For a further description of the 2015 STIP, you may refer to the SEC Form 8-K filed February 10, 2015. The 2015 STIP opportunity does not constitute a promise or guarantee of payment. The 2015 STIP will be pro-rated based on your Start Date.

Long-Term Incentive Grant. With regard to long-term compensation, the Compensation Committee is expected to approve a long-term incentive grant to you of time-based restricted stock units (“RSUs”) that have an estimated grant date value of $600,000 with a 3-year vesting period (1/3 vests every year on the anniversary date of the grant). This grant would be made on your Start Date once you are an employee. This long-term incentive grant is not issued under the 2015 Long-Term Incentive Plan (“2015 LTIP”). As discussed, you would not be eligible for the 2015 LTIP but it is expected that you would participate in the 2016 version of the long-term incentive plan.

New Hire Grant. Separate and in addition to long-term incentive grant of RSUs above, the Compensation Committee is expected to approve a one-time new hire grant to you of time-based restricted stock units (“RSUs”) that has an estimated grant date value of $1.2 million with a 2-year vesting period (1/2 vests every year on the anniversary date of the grant). This grant would also be made on your Start Date once you are an employee.
New Hire Cash Award. The Compensation Committee is also expected to approve a one-time new hire cash award of $200,000 (less applicable taxes, deductions and withholdings) payable to you at the next standard payroll cycle after your Start Date. As is typical, should you decide to leave the Company within a year after the Start Date, you would be required to repay back to the Company the new hire cash award and any amounts paid to you for relocation.
General Terms of Incentive Compensation. You must remain an active employee of the Company for the equity grants to vest in accordance with their terms. Other terms are set forth in the 2008 Omnibus Incentive Plan and related award agreements that provide the grants. In the event of a conflict between the terms of this offer letter and the terms of the 2015 STIP plan document, the 2008 Omnibus Incentive Plan or related award agreements, the terms of the 2015 STIP plan document, the 2008 Omnibus Incentive Plan or the related award agreements, as applicable, will control. Copies of these incentive plans and programs are available to you upon request.
Stock Ownership Policy. Please be aware that you will be subject to the Company’s Stock Ownership Policy at the EVP level which is described in our annual proxy statement.
Executive Change in Control Severance Agreement. We will also offer you the Company’s standard EVP level change in control severance agreement as disclosed in our SEC filings.
Relocation Program. We will also offer you the Company’s standard relocation program. Please consult with Kelsey Thompson, our VP of Human Resources, regarding the terms of such program. As mentioned above, should you decide to leave the Company within a year after the Start Date, you would be required to repay back to the Company any amounts paid to you for relocation.
Benefits. This offer will be in accordance with our standard Company agreements, including the AE Employee Agreement, and policies applicable to executive officers, which agreements and policies cover such items as medical, moving, vacation, and disability benefits.
The Company’s benefit programs are re-evaluated from time to time and are subject to change or cancellation at any time, at the discretion of the Company.  This may include coverage offered and the cost of coverage.

As an executive of Advanced Energy you are expected to continue to manage your personal time off in an efficient manner.  You will not accrue PTO but will be able to take time off at your own discretion.  Advanced Energy also recognizes seven (7) company-sponsored holidays during each calendar year.

Conditions of Employment. Please note that this offer is subject to our standard practice of conducting a background check. Once you join as an employee of Advanced Energy, you will be subject to all of its policies and procedures. The information in this letter is not intended to constitute a contract of employment, either express or implied. Your employment with Advanced Energy Industries, Inc. shall be at will, which means that either you or the Company may terminate the employment relationship at any time and for any reason, with or without advance notice.

This offer is extended through April 13, 2015, and we hope to have a positive response from you no later than that date.
Tom, on behalf of Advanced Energy, we are very excited about your decision to join and believe you will bring significant experience and leadership to take the Company to the next level of performance. I am looking forward to continuing to work with you.

Regards,

/s/ Yuval Wasserman
Yuval Wasserman
President & Chief Executive Officer

Advanced Energy Industries, Inc.
AGREED AND ACCEPTED:
	By:	/s/ Thomas Liguori
Thomas Liguori